VIA FACSIMILE (202-772-9210)

AND EDGAR SUBMISSION

February 13, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-Q for the Quarterly Period Ended August 31, 2008

Filed October 14, 2008

Forms 10-Q/A for the Quarterly Period Ended May 31, 2007 and

August 31, 2007

Filed January 14, 2008

Form 8-K Filed August 18, 2008

File No. 0-27225

Dear Ms. Collins:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the staff dated January 27, 2009 (the “Comment Letter”) regarding the above referenced filings of DigitalTown, Inc (the “Company”).

Form 10-K for the Fiscal Year Ended February 29, 2008

General

1.

We note that DigitalTown filed a Form S-8 on December 5, 2006.  Tell us what consideration your independent auditors gave to including a consent in DigitalTown’s Form 10-K for incorporation of their audit opinion in this open registration statement.

Response:

The consent for the year ended February 29, 2008 was inadvertently omitted.  The Company filed an amended Form 10-K for the Fiscal Year Ended February 29, 2008, in which our independent auditor’s consent was included.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Item 1.  Business, page 1

2.

You should expand the discussion of your business, both here and in the Management’s Discussion and Analysis section.  Although you indicate that you plan to develop a social-networking portal, you should include a discussion of the status of DigitalTown’s efforts to develop its new business, timing expectations, plans for generating material revenues, and challenges and risks faced by DigitalTown in executing the business plan.  Additionally, subsequent reports should update this information to provide investors with current information regarding the status of DigitalTown’s development including, but not limited to, any successes or failures in implementing DigitalTown’s business plan.

Response:

In future filings, the Company will comply with the Staff’s comments and expand the discussion of their business as significant events occur that materially impact their plan to develop a social networking portal.  To date, the Company has not entered into any significant agreements pertaining to the development of its new business.  The Company continues to focus its efforts on raising capital and developing relationships within the industry and with potential development partners in order to execute their business plan and generate material revenue.  The major risk faced by the Company concerns their ability to raise additional capital to fund their social-networking portal development.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results

of Operations, page 6

3.

Expand your “Company Overview” to include a discussion of the status of DigitalTown’s efforts to develop its new business, economic or industry-wide factors relevant to DigitalTown, to inform the reader about how DigitalTown intends to earn income and generate cash and provide insight into material opportunities, challenges and risks, on which DigitalTown’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.  Refer to Release No. 33-8350.

Response:

In future filings, the Company will comply with the Staff’s comments and expand their “Company Overview” as significant events occur that materially impact their efforts to develop their new business.  To date, the Company’s executives are focused on raising additional capital and developing relationships within the industry and with potential development partners in order to execute their business plan and generate

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

material revenue and cash.  The Company intends to earn income and generate cash through advertising revenue generated through internet traffic on their social-networking portal by the students and community members involved with the high schools comprising their approximately 27,000 high school domain names.

Liquidity and Capital Resources, page 7

4.

In your 10-K and most recently filed 10-Q, you state only that you believe your current cash reserves and amounts you expect to collect on outstanding stock subscription receivables should be sufficient to enable you to operate for the next 12 months.  Your liquidity section should include a discussion of your known material cash requirements on a going forward basis including, but not limited to, monthly operating expenses.  Refer to Section IV. A of Release No. 34-48960.  Further, in computing the period of future operations for which you believe you have resources to fund, only current and contractually committed resources should be included.  For example, including the proceeds for the sale of future securities for which you do not have enforceable agreements is not appropriate.

Response:

In future filings, the Company will comply with the Staff’s comments and include only known material cash requirements on a going forward basis and only current and contractually committed resources in computing the period of future operations for which the Company believes that it has resources to fund.  At the time of our filings, the Company did not have any known material cash requirements on a going forward basis other than monthly operating expenses, and  its only contractually committed resource was the stock subscription receivables.  An example of the revised future operations disclosure included in the liquidity section follows:

LIQUIDITY AND CAPITAL RESOURCES

SIX MONTHS ENDED AUGUST 31, 2008

Our current monthly operating expenses for the six months ended August 31, 2008, adjusted for non-cash stock based compensation of $1,171,740 and non-cash stock issued for director fees of $10,000, were approximately $58,000 per month. We believe our current cash reserves and amounts we expect to collect on our outstanding stock subscription receivables should be sufficient to enable us to operate for the next 12 months.  In the event that we are unable to collect our future stock subscription receivables as planned, we would be forced to reduce operating expenses and/or cease operations altogether.

LIQUIDITY AND CAPITAL RESOURCES

TWELVE MONTHS ENDED FEBRUARY 29, 2008

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Monthly cash operating expenses for the year ended February 29, 2008, were approximately $73,000 per month. We believe our current cash reserves and amounts we expect to collect on our outstanding stock subscription receivables should be sufficient to enable us to operate for the next 12 months. In the event that we are unable to collect our future stock subscription receivables as planned, we would be forced to reduce operating expenses and/or cease operations altogether.

5.

You state that you entered into stock subscription agreements pursuant to which you receive stock subscription receivables, and that you may experience liquidity and cash flow problems if you are not able to collect on your stock subscription receivables as needed.  The Management’s Discussion and Analysis section, along with your Business section, should discuss the material terms of these agreements.  Further, it appears these agreements should be filed as exhibits to your reports.  Refer to Item 601(b)(10)(ii)(B) of regulation S-K.

Response:

In future filings, the Company will comply with the Staff’s comments and discuss the material terms of their stock subscription receivables in their Liquidity and Capital Resources section of their Management’s Discussion and Analysis and in their Business section under Risk Factors.  A sample stock subscription agreement has been filed as an exhibit, along with a list of subscribers, to our amended Form 10-K for the Fiscal Year Ended February 29, 2008.  An example of these revised disclosures for future filings follows:

LIQUIDITY AND CAPITAL RESOURCES

TWELVE MONTHS ENDED FEBRUARY 29, 2008

Monthly cash operating expenses for the year ended February 29, 2008, were approximately $73,000 per month. The Company currently relies on collection of its stock subscription receivables to fund its operations.  Material terms of the subscription agreements received by the Company during the year ended February 28, 2006, for 4,811,709 restricted common shares at $0.75 per share are as follows:

•

Payment is due in full in 60 months

•

At 24 months, the Company can demand at its option, monthly 1/36 payments on the subscription agreement.

•

The Company has the option to charge simple annual interest of up to 4%.

•

The Company will provide downside protection of up to 30% of the stock price upon conversion.

•

If the purchaser sells these common shares, the purchaser shall be entitled to an amount equal to 200% of the original purchase price of each share and the

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Company shall be entitled to 50% of any additional net sales proceeds from the stock sale.

Material terms of the subscription agreements received by the Company on October 5, 2007, for 1,300,000 restricted common shares at $2.50 per share are as follows:

•

The price per share of $2.50 was based on the closing price on October 4, 2007.

•

At 24 months, 1/36 payments are due monthly.

•

The Company, at its option, may call up to 1/12 of the gross receivable per month if the preceding 30 day average trading price is at or above $7.00 a share with minimum trading volume of 5,000 shares per day.

•

If the purchaser sells these common shares, the purchaser shall be entitled to an amount equal to 200% of the original purchase price of each share and the Company shall be entitled to 50% of any additional net sales proceeds from the stock sale.

As of February 29, 2008, the Company had stock subscription receivables of $5,030,795 and for the twelve months ended February 29, 2008, the Company received stock subscription payments of $1,166,675. We believe our current cash reserves and amounts we expect to collect on our outstanding stock subscription receivables should be sufficient to enable us to operate for the next 12 months. In the event that we are unable to collect our future stock subscription receivables as needed, we would be forced to reduce operating expenses and/or cease operations altogether.

6.

It appears that DigitalTown has a participating interest in the sale proceeds of the investors from the stock subscription agreements.  Please tell us the circumstances under which these securities were issued and the nature of the arrangement between DigitalTown and the investors.

Response:

When the Company initially sold these stock subscriptions, the Company was struggling to raise capital.  As an enticement to potential investors, the Company allowed the purchase to be paid for over a period of five years.  In order for the Company to offer these terms, the investor was required to share certain excess profits from future sales with the Company.  Per those terms, the seller shall be entitled to an amount equal to 200% of the original purchase price of each share and the Company shall be entitled to 50% of any additional net sales proceeds from the stock sale.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

During the period from May 2007 to September 2007, holders of previously subscribed shares sold a portion of their shares (827,092 shares) to other subscription holders of the Company for amounts in excess of their $0.75 subscription purchase price.  The sellers used the proceeds from the sales to pay the Company the balance due on their subscription agreements of $620,319 (827,092 shares times $0.75 per share).  The Company’s share of the additional proceeds from these sales is $300,735.  The table below recaps the calculation of the distribution of sales proceeds from these sales:

Total shares sold by the Company’s investors	827,092
Total purchase price paid to the investors for the shares	$ 1,842,108
Original purchase price of the shares (face amount)	$ 0.75
Total face amount of the shares sold to the original investor	$ 620,319

Due to the seller
200% of the face amount of each share sold (827,092 shares times $1.50 per share)	$ 1,240,638
50% of additional proceeds in excess of 200% of the face amount ($ 1,842,108 less $ 1,240,638 times 50%)	$ 300,735
Total due the sellers	$ 1,541,373

Due to the Company
50% of additional proceeds in excess of 200% of the face amount ($ 1,842,108 less $ 1,240,638 times 50%)	$ 300,735
Total purchase price paid to the investors for the shares	$ 1,842,108

No payments have been received by the Company for their share of the additional proceeds and the Company has not recorded the $300,735 in its stock subscription receivable.  The Company will record future cash receipts to Additional Paid in Capital when received.

Report of Management on Internal Control over Financial Reporting, page 11

7.

You disclose in your Form 10-K that management has already begun to initiate measures to remediate the identified material weaknesses.  In future filings, when you refer to remediation of material weaknesses, please more specifically describe the plan you have developed to remediate the deficiencies you have identified, provide an estimated timetable for remediation, discuss the remediation activities during the period reported upon, and describe the estimated material costs of the remediation and the anticipated sources of funding and the effect of those demands upon your financial resources.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

In future filings, the Company will comply with the Staff’s comments and more specifically describe the plan they have developed to remediate the deficiencies they have identified, provide an estimated timetable for remediation, discuss the remediation activities during the period reported upon, describe the estimated material cost of the remediation, the anticipated sources of funding and the effects of those demands upon the Company’s financial resources.

8.

Reconcile your disclosure that states you intend to, and have already begun to, initiate measures to remediate the identified material weaknesses in your internal control over financial reporting with the statements in the 10-K and each subsequent 10-Q indicating that there has been no change in the internal controls over financial reporting during the applicable period.

Response:

The following measures to remediate the identified material weaknesses in the Company’s internal control over financial reporting have been implemented for the identified material weaknesses of the Company which were disclosed in their Form 10-K for the Fiscal Year Ended February 29, 2008.  In future filings, the Company will disclose new controls to remediate material weaknesses

Material weakness #1 – Management did not maintain effective control relating to the quarter end closing and financial reporting process in adequately preparing account reconciliations pertaining to stock option activity.

During the fiscal quarter ending May 31, 2008, management implemented the following controls to remediate material weakness #1:

•

Applying a more rigorous review of the quarterly close processes by the contract CFO to ensure that the performance of the control is evidenced through appropriate documentation which is consistently maintained.

•

Reconciliation of internal stock option registers with new options expensed on a quarterly basis.

•

Review of new stock option agreements with CEO on a quarterly basis.

During the fiscal quarter ending August 31, 2008, there was no change in internal controls pertaining to material weakness #1.

During the fiscal quarter ending November 30, 2008, management implemented additional controls to further remediate material weakness #1:

•

All new stock option agreements will be sequentially numbered.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

•

All new stock options granted will be documented in the board minutes including grantee, date of grant, number of options granted, exercise price, vesting terms, and length of the agreement.

Material weakness #2 – the Company has insufficient internal personnel resources and technical accounting and reporting expertise within the Company’s financial closing and reporting functions.

During the fiscal quarter ending May 31, 2008, management implemented the following controls to help remediate material weakness #2:

•

Applying a more rigorous review of the quarterly close processes by the contract CFO to ensure that the performance of the control is evidenced through appropriate documentation which is consistently maintained.

During the fiscal quarters ending August 31, 2008 and November 30, 2008, there was no change in internal controls pertaining to material weakness #2.

Material weakness #3 – due to our small size, the Company did not maintain effective control to assure segregation as the same employee was responsible for initiating and recording transactions, thereby creating the segregation of duties weakness.

During the fiscal quarter ending May 31, 2008, management implemented the following controls to remediate material weakness #3:

•

Applying a more rigorous review of the quarterly close processes by the contract CFO to ensure that the performance of the control is evidenced through appropriate documentation which is consistently maintained.

During the fiscal quarters ending August 31, 2008 and November 30, 2008, there was no change in internal controls pertaining to material weakness #3.

9.

Tell us when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

Response:

The identified material weaknesses of the Company resulted from the added rigor required by Sarbanes Oxley/404, as disclosed in Form 10-K for the Fiscal Year Ended February 29, 2008, are as follows:

Material weakness #1 – Management did not maintain effective control relating to the quarter end closing and financial reporting process in adequately preparing account reconciliations pertaining to stock option activity.  This material weakness was

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

identified during the quarterly close process for the fiscal quarter ending November 30, 2007.  The weakness was identified by management and it first began during the fiscal quarter ending May 31, 2007.

Material weakness #2 – the Company has insufficient internal personnel resources and technical accounting and reporting expertise within the Company’s financial closing and reporting functions.  This material weakness has been ongoing since the inception of the company and it was identified by management.

Material weakness #3 – the Company did not maintain effective control to assure segregation as the same employee was responsible for initiating recording of transactions, thereby creating the segregation of duties weakness.  This material weakness has been ongoing since the inception of the company and it was identified by management.

Item 10.  Directors and Executive Officers of the Registrant, page 14

10.

Future filings should briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each person named in answer to paragraph (c) of Item 401 of Regulation S-K, including each person’s principal occupations and employment during the past five years.  Refer to Item 401 (e)(1) of Regulation S-K.  We note that business experience for Messrs, Gramstad, Davis, McNally and Hall for the past five years has not been provided.

Response:

In future filings, the Company will comply with the Staff’s comments and include a brief description of the business experience, principal occupations and employment over the past five years, for all required individuals

11.

Future filings should list the ages of all directors of DigitalTown.  Refer to Item 10 of Form 10-K and Item 401(a) of Regulation S-K.

Response:

In future filings, the Company will comply with the Staff’s comments and include the age of all required individuals.

12.

Future filings should provide the information required by Item 406 of Regulation S-K.  Refer to Item 10 of Form 10-K.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

In future filings, the Company will comply with the Staff’s comments by adopting a code of ethics, as defined in Item 406 of Regulation S-K, that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The code of ethics will be filed as an exhibit to our next Form 10-K for the Fiscal Year Ending February 28, 2009 and it will be posted on our website at that time.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and

Related Stockholder Matters, page 18

13.

You indicate your beneficial ownership table sets forth information with respect to, among other things, the number of shares of common stock beneficially owned by each shareholder known by DigitalTown to own beneficially 10% or more of DigitalTown common stock.  Your table should include any person (including any “group” as that term is used in section 13(d)(3) of the Securities and Exchange Act of 1934) who is the beneficial owner of more than 5% of any class of your voting securities.  Refer to item 403(a) of Regulation S-K.  Please confirm, if true, that your table includes any person (including any “group”) who is the beneficial owner of more than 5% of any class of your voting securities.

Response:

The Company’s Beneficial Ownership Table included in their Form 10-K for the Fiscal Year Ended February 29, 2008 does not include all individuals (including any “group”) that are beneficial owners of more than 5% of any class of the Company’s voting securities.  The table should have included the following individual:

Name of Beneficial Owner (1)	Number of Shares	Percentage of Outstanding Shares
Thomas B. Pomije	2,151,844	7.95%

Common shares issued and outstanding as of 2/29/2008 were 27,081,750.

The Company has filed an amended 10K on February 13, 2009, including this information.  Additionally, in future filings, the Company will comply with the Staff’s comments and include any person (including any “group” as that term is used in section 13(d)(3) of the Securities and Exchange Act of 1934) who is the beneficial owner of more than 5% of any class of the Company’s voting securities.

14.

In your beneficial ownership table, indicate by footnote or otherwise the portion of the beneficially owned shares such listed beneficial owner has the right to acquire, as

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

specified in Rule 13d-3(d)(1) under the Securities and Exchange Act of 1934.  We note that certain of the shares that are beneficially owned appear to be shares which may be acquired through the exercise of options.  Refer to Instruction 1 of Instructions to Item 403 of Regulation S-K.

Response:

The Company’s Beneficial Ownership Table included in their Form 10-K for the Fiscal Year Ended February 29, 2008 does not include any shares which may be acquired through the exercise of options.  The table should have included 2,500,000 shares which may be acquired in the next 60 days through the exercise of options in the beneficially owned shares for Richard A. Pomije.  The corrected disclosure, including the required footnote, follows:

Name of Beneficial Owner (1)	Number of Shares	Percentage of Outstanding Shares
Richard A. Pomije (2)	19,239,566	65.04%

Common shares issued and outstanding as of 2/29/2008 were 27,081,750.

(2)  Mr. Pomije has the right to acquire 2,500,000 shares through the exercise of stock options within 60 days.  Per Rule 13d-3(d)(1) under the Securities and Exchange Act of 1934, these shares have been included in Mr. Pomije’s beneficial shares.

This information has been included in our amended 10-K, filed February 13, 2009.  Additionally, in future filings, the Company will comply with the Staff’s comments and include shares that beneficial owners have the right to acquire in their Beneficial Ownership Table along with the proper footnote disclosure.

Item 13.  Certain Relationships and Related Transactions, page 18

15.

You state that DigitalTown leases from a director space used for offices and operations, and that the future rent obligations of this lease total $120,575.  For transactions with related persons where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years, you must disclose the name of the related person.  Refer to Item 404(d)(1) of Regulation S-K.  Further, you must file this agreement as an exhibit.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

In future filings, the Company will comply with the Staff’s comments and disclose the name of the related persons relating to transactions that meet the above criteria and file such agreements as exhibits.  The Company has filed an amended 10K for the fiscal year ending February 29, 2008 which discloses the name of the related person

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

and includes this agreement as an exhibit.  The related person that the Company leases office space from is Jeff Mills, a director of the Company.

Item 15. Exhibits, Consolidated Financial Statement Schedules

(b) Exhibits, page 21

16.

We note that Tiger Media is a wholly owned subsidiary of DigitalTown, but that you have not filed a list of your subsidiaries as an exhibit to your Form 10-K.  Form 10-K requires you to list all subsidiaries, the state or other jurisdiction of incorporation or organization of each, and the names under which subsidiaries do business.  Refer to Item 15(a)(3) of Form 10-K and Item(b)(21)(i) of Regulation S-K and amend your filing to include the omitted exhibit.

Response:

The Company has filed an amended Form 10-K for the year ended February 29, 2008, with an exhibit to the filing which includes a list of the Company’s wholly owned subsidiaries.

Signatures, page21

17.

Form 10-K must be signed by, among others, the principal financial officer or officers, the controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions.  Refer to General Instructions D(2)(a) of Form 10-K.  Amend your Form 10-K to include the required signatures.

Response:

The Company has filed an amended Form 10-K for the year ended February 29, 2008 which includes the required signatures.

Consolidated Statements of Operations, page25

18.

Please provide the calculations to support the basic and diluted weighted average common shares outstanding used in your loss per share calculation.  In this regard, tell us how you factored the subscription shares in your calculations and specifically how you applied the guidance in paragraph 64 of SFAS 128 in your calculations.

Response:

If the Company had paid any dividends, the subscription shares would have been entitled to full participation and therefore, per SFAS 128, paragraph 64, have been included in the calculation of basic earnings per share.  Incremental shares

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

attributable to the assumed exercise of stock options for the years ended February 29, 2008 and February 28, 2007 were excluded from the computation of diluted loss per share as their effect would be anti-dilutive.  As of February 29, 2008 and February 28, 2007, the Company had stock options outstanding of 3,422,500 and 3,125,000, respectively.

The table below highlights the calculation of basic and diluted weighted average shares outstanding for the years ended February 28, 2007 and February 29, 2008:

Shares issued	Total Shares	Days Outstanding	Weighted Average Shares Calculation	Weighted Average Shares Outstanding
Shares outstanding, 2/28/06	5,701,500	365	1.0000000	5,701,500
Shares issued:
10/9/06	20,000,000	143	.3917808	7,835,616
Shares outstanding, 2/28/06	25,701,500			13,537,116

Shares outstanding, 2/28/07	25,701,500	365	.9972677	25,631,277
Shares issued:
4/26/07	22,250	308	.8415300	18,724
11/15/07	1,300,000	106	.2896174	376,503
11/15/07	13,250	106	.2896174	3,837
12/21/07	25,000	70	.1912568	4,781
1/22/08	6,200	38	.1038251	644
2/25/08	2,860	5	.0136612	39
2/25/08	10,690	5	.0136612	146
Shares outstanding, 2/29/08	27,081,750			26,035,952

Note 3.  Intangible Assets, page 32

19.

We note that DigitalTown has capitalized costs associated with domain names with a net carrying value of $602,194 and $751,375 at February 29, 2008 and August 31, 2008, respectively.  Please explain further how you considered the guidance in paragraph 11 of SFAS 142 in determining the useful life of the domain names is deemed to be indefinite.  Specifically address how you considered the effects of demand, competition, and other economic factors in your analysis.  Also, please explain further how you analyze these assets for potential impairment.  In this regard, please provide the significant assumptions used in your cash flow analysis and tell us how you determined such assumptions given DigitalTown’s limited history and lack of revenues, to date.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

The Company considered the guidance in paragraph 11 and Appendix A, Par A1, examples 4,6 and 7 of SFAS 142 in making their determination that the useful life of the domain names is deemed to be indefinite.  Based on this guidance, the Company believes that the domain names have an indefinite life because they can be renewed each year for a nominal fee and they have historically been renewed, and once the Company’s social-networking portal has been developed, the Company expects the domain names to contribute directly to the future cash flows of the Company by acting as the entry point into the portal.  The Company considers the demand for their domain names to be high as internet traffic continues to increase, especially in the social networking area.  The Company also considers the social networking industry to be very competitive and increasing based on the number of companies entering the market and the rise in advertising dollars spent on the internet as compared to other media outlets.

The Company considered paragraph 17 of SFAS 142 as guidance in analyzing the domain names for potential impairment.  Per SFAS 142, Par 17, “The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount.”  The Company feels that the fair value of the domain names is higher than its carrying value based on the fact that they receive unsolicited offers to sell individual domain names or groups of domain names for amounts in excess of their carrying value and the Company’s market capitalization at February 29, 2008 was $62.3M and their total assets were $746,620 of which $602,194 was domain names and the Company has recorded no revenue.  These facts also lead the Company to believe that even if the domain names generate no future cash flow from operations their fair value would still exceed their carrying value.

Form 10-Q for the Quarterly Period Ended August 31, 2008

Item 4.  Controls and Procedures

(a)

Evaluation of Disclosure Controls and Procedures, page 17

20.

Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective.  The rule requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

timely decisions regarding required disclosure.”  Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e).  This comment also applies to your 10-Q for the quarter ended May 31, 2008.

Response:

The Company’s disclosure controls and procedures met all the requirements of Rule 13a-15(e) for the fiscal quarters ending May 31, 2008 and August 31, 2008.  We will incorporate the required language being requested by the SEC in our future 10-Q filings as noted below:

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 10-Q, the Chief Executive Officer and Chief Financial Officer have concluded, after taking into account the limited number of employees noted in the following paragraph, the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) are effective to ensure information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Additionally, our disclosure controls and procedures were also effective in ensuring information required to be disclosed in our Exchange Act reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosures.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the third quarter of 2008 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

21.

In light of the fact that as of February 29, 2008, management determined that your disclosure controls and procedures were not effective due to the identification of material weaknesses in your internal controls over financial reporting, and considering you indicate that there have been no changes in your internal control over financial reporting during the fiscal period covered by this report, disclose in reasonable detail the basis for your officers’ conclusions that DigitalTown’s disclosure controls and procedures were nonetheless effective.  This comment also applies to your 10-Q for the quarter ended May 31, 2008.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

The basis for the officer’s conclusions that the Company’s disclosure controls and procedures were effective were based on the fact that no material errors were identified for the fiscal quarters ending May 31, 2008 and August 31, 2008.  The officers also relied on the measures to remediate the identified material weaknesses in the Company’s internal control over financial reporting which were implemented for the identified material weaknesses of the Company disclosed in their Form 10-K for the Fiscal Year Ended February 29, 2008 as follows:

Material weakness #1 – Management did not maintain effective control relating to the quarter end closing and financial reporting process in adequately preparing account reconciliations pertaining to stock option activity.

During the fiscal quarter ending May 31, 2008, management implemented the following controls to remediate material weakness #1:

•

Applying a more rigorous review of the quarterly close processes by the contract CFO to ensure that the performance of the control is evidenced through appropriate documentation which is consistently maintained.

•

Reconciliation of internal stock option registers with new options expensed on a quarterly basis.

•

Review of new stock option agreements with CEO on a quarterly basis.

During the fiscal quarter ending August 31, 2008, there was no change in internal controls pertaining to material weakness #1.

Material weakness #2 – the Company has insufficient internal personnel resources and technical accounting and reporting expertise within the Company’s financial closing and reporting functions.

During the fiscal quarter ending May 31, 2008, management implemented the following controls to remediate material weakness #2:

•

Applying a more rigorous review of the quarterly close processes by the contract CFO to ensure that the performance of the control is evidenced through appropriate documentation which is consistently maintained.

During the fiscal quarter ending August 31, 2008, there was no change in internal controls to remediate material weakness #2.

Material weakness #3 – due to our small size, the Company did not maintain effective control to assure segregation as the same employee was responsible for initiating and recording of transactions, thereby creating the segregation of duties weakness.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

During the fiscal quarter ending May 31, 2008, management implemented the following controls to help remediate material weakness #3:

•

Applying a more rigorous review of the quarterly close processes by the contract CFO to ensure that the performance of the control is evidenced through appropriate documentation which is consistently maintained.

During the fiscal quarter ending August 31, 2008, there was no change in internal controls pertaining to material weakness #3.

22.

We note your disclosure that “there has been no significant changes in internal control over financial reporting that occurred during the fiscal period covered by this report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.”  The standard to be applied in determining whether to report changes in your internal control over financial reporting is set forth in Item 308(c) of regulation S-K, and is not conditional upon a change being “significant”.  Revise to state clearly, if correct, that there were no changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  This comment also applies to your 10-Q for the quarter ended May 31, 2008.

Response:

The Company offers the following revised and restated statements regarding Changes in Internal Controls over Financial Reporting for the fiscal periods ending May 31, 2008 and August 31, 2008.

Revised statement of Changes in Internal Controls over Financial Reporting for the fiscal period ending May 31, 2008:

Management implemented the following material changes in internal controls over financial reporting pertaining to the identified material weakness in the quarter end close and financial reporting process to adequately prepare account reconciliations pertaining to stock option activity:

•

Contract CFO reconciles management’s internal stock option register with new options expensed on a quarterly basis.

•

Contract CFO reviews new stock option agreements with the CEO on a quarterly basis.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Restated statement of Changes in Internal Controls over Financial Reporting for the fiscal period ended August 31, 2008:

There have been no changes in internal control over financial reporting that occurred during the fiscal period covered by this report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item2.  Unregistered Sales of Equity Securities and Use of Proceeds, page 18

23.

We note that DigitalTown issued unregistered securities during the quarter ended August 31, 2008.  Your discussion of sales of unregistered securities should include all the information required by Item 701 of Regulation S-K.  Refer to Item 2(a) of Form 10-Q.  Please tell us what consideration you gave to Item 701(d) of Regulation S-K in discussing your sales of securities during this quarter.  This comment also applies to your discussion of sales of unregistered securities in your 10-Qs for the periods ended May 31, 2008 and November 30, 2007.

Response:

The Company was not aware of the disclosure requirements of Item 701(d) of Regulation S-K at the time of filing their 10-Q’s for the periods ended November 30, 2007, May 31, 2008 and August 31, 2008.  The following disclosure pertains to these filings and will be included in the Company’s future filings when appropriate:

“These shares are unregistered with no underwriter used for the sale of common stock.  The shares of stock were sold pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 and/or Rule 506 of Regulation D promulgated thereunder.”

For future filings, the Company will include all the information required by Item 701 of Regulation S-K.

Form 8-K Filed August 18, 2008

Item 9.01 Financial Statements and Exhibits

24.

Your Form 8-K states that the press release of August 11, 2008 is attached as Exhibit 99.  However, a review of your filing indicates no exhibit was filed therewith.  Please tell us why Exhibit 99 was not filed with this Form 8-K.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

The exhibit was mistakenly left out of the original filing.  The Company has filed an amended 8-K with the press release attached as an exhibit.

Forms 10-Q/A for the Quarter Period Ended May 31, 2007 and August 31, 2007

25.

We note that you have amended your Forms 10-Q for the quarters ended August 31 and May 31, 2007 to record stock options originally granted on May 31, 2007 that were not previously recorded.  Please tell us why you did not file an Item 4.02 Form 8-K.

Response:

The Company did not file an Item 4.02 Form 8-K because the Forms 10-Q/A for the quarters ended August 31, 2007 and May 31, 2007 were filed within four business days of management’s discovery of the error.

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/Richard A. Pomije

Richard A. Pomije

Chairman

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP